# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: INHIBIKASE THERAPEUTICS, INC., CIK 0001750149
CUSIP: 45719W205
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 1000 N. West Street, Suite 1200, Wilmington, Delaware (DE), 19801
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001224962

## Reporting persons
- Perceptive Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,816,643; sole dispositive power 0; shared dispositive power 12,816,643; aggregate amount beneficially owned 12,816,643 (9.99% of the class)
- Joseph Edelman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,816,643; sole dispositive power 0; shared dispositive power 12,816,643; aggregate amount beneficially owned 12,816,643 (9.99% of the class)
- Perceptive Life Sciences Master Fund, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,816,643; sole dispositive power 0; shared dispositive power 12,816,643; aggregate amount beneficially owned 12,816,643 (9.99% of the class)

## Item 1. Issuer
Name of issuer: INHIBIKASE THERAPEUTICS, INC.
Address of issuer's principal executive offices: 1000 N. West Street, Suite 1200, Wilmington, DE, 19801

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") with respect to shares of Common Stock, par value $0.001 per share (the "Common Stock") of Inhibikase Therapeutics, Inc. (the "Issuer") are:

(i) Perceptive Advisors LLC ("Perceptive Advisors")
(ii) Joseph Edelman ("Mr. Edelman")
(iii) Perceptive Life Sciences Master Fund, Ltd. (the "Master Fund")
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

51 Astor Place, 10th Floor, New York, NY 10003
Citizenship:
Perceptive Advisors is a Delaware limited liability company.
Mr. Edelman is a United States citizen.
The Master Fund is a Cayman Islands corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G. The ownership percentages reported are based on 120,899,650 outstanding shares of Common Stock, as reported by the Issuer in its prospectus supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on November 21, 2025, and assume the exercise of Warrants (as defined below) held by the Reporting Persons for 7,395,075 shares of Common Stock.

Neither Perceptive Advisors nor Mr. Edelman directly holds any Common Stock. The Master Fund directly holds (i) 5,421,568 shares of Common Stock, (ii) pre-funded warrants (the "Pre-Funded Warrants") to purchase 790,000 shares of Common Stock at an exercise price of $0.001 per share, (iii) common warrants to purchase 3,357,211 shares of Common Stock at an exercise price of $1.37 per share, and (iv) common warrants to purchase 6,173,664 shares of Common Stock at an exercise price of $1.49 per share (together with the Pre-Funded Warrants, the "Warrants"). The terms of the Warrants provide that the Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, more than 9.99% of the shares of Common Stock then issued and outstanding. As of the date hereof, this limitation permits the Reporting Persons to exercise Warrants for up to 7,395,075 shares of Common Stock. Perceptive Advisors serves as the investment manager to the Master Fund. Mr. Edelman is the managing member of Perceptive Advisors.
Percent of class:
Perceptive Advisors: 9.99%
Mr. Edelman: 9.99%
Master Fund: 9.99%
Sole power to vote or to direct the vote:
Perceptive Advisors: 0
Mr. Edelman: 0
Master Fund: 0
Shared power to vote or to direct the vote:
Perceptive Advisors: 12,816,643
Mr. Edelman: 12,816,643
Master Fund: 12,816,643
Sole power to dispose or to direct the disposition:
Perceptive Advisors: 0
Mr. Edelman: 0
Master Fund: 0
Shared power to dispose or to direct the disposition:
Perceptive Advisors: 12,816,643
Mr. Edelman: 12,816,643
Master Fund: 12,816,643

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Perceptive Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (02/17/2026)
- Joseph Edelman: /s/ Joseph Edelman, Joseph Edelman (02/17/2026)
- Perceptive Life Sciences Master Fund, Ltd.: /s/ Joseph Edelman, Joseph Edelman, Managing Member (02/17/2026)